Intrepid Capital Management Funds Trust
c/o U.S. BANK GLOBAL FUND SERVICES
615 East Michigan Street
 Milwaukee, Wisconsin 53202
December 19, 2018
VIA EDGAR TRANSMISSION
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549
Re:	Intrepid Capital Management Funds Trust (the “Trust”) File No.: 333-118634 Regarding the merger of the Intrepid Select Fund into the Intrepid Disciplined Value Fund

Dear Ms. Brutlag:
On behalf of the Trust, I hereby submit this application for withdrawal of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement Filed on Form N-14 pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”). No securities were sold in connection with Pre-Effective Amendment No. 1.
The Form N-14 Registration Statement was filed pursuant to Rule 145 under the 1933 Act on November 20, 2018 for the purpose of merging the Intrepid Select Fund (the “Acquired Fund”), a series of the Trust, into the Intrepid Disciplined Value Fund (the “Acquiring Fund”), also a series of the Trust. The Trust filed Pre-Effective No. 1 to the information statement on Form N-14 for the purpose of responding to Staff comments and to file exhibits. The Trust is withdrawing Pre-Effective No. 1 due to the use of the incorrect 1933 Act registration number in association with the filing.
Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Pre-Effective Amendment No. 1 has been signed by the Secretary of the Trust this 19th day of December, 2018.
If you have any questions regarding this application for withdrawal, please contact Alyssa Bernard of U.S. Bank Global Fund Services, the Trust’s Administrator, at (414) 765-6316.

Sincerely,

/s/ Donald C. White

Donald C. White
Secretary, Intrepid Capital Management Funds Trust